Filed by Endo International plc (Commission File No. 001-36326) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Auxilium Pharmaceuticals, Inc. (Commission File No. 000-50855)

The following presentation is to be used during Endo’s investor presentation on September 16, 2014:

Endo Auxilium: Compelling Business Combination

Endo Presents a Value Creating Proposal

September 16, 2014

©2014 Endo Pharmaceuticals Inc. All rights reserved.

Additional Information

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Endo International plc (“Endo”) has made for a business combination transaction with Auxilium Pharmaceuticals, Inc. (“Auxilium”). In furtherance of this proposal and subject to future developments, Endo (and, if a negotiated transaction is agreed, Auxilium) may file one or more registration statements, prospectuses, proxy statements or other documents with the U.S. Securities and Exchange Commission (“SEC”). This communication is not a substitute for any registration statement, prospectus, proxy statement or other document Endo and/or Auxilium may file with the SEC in connection with the proposed transaction. INVESTORS AND

SECURITY HOLDERS OF ENDO AND AUXILIUM ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement (if and when available) will be mailed to stockholders of Auxilium. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Endo through the web site maintained by the SEC at http://www.sec.gov.

CERTAIN INFORMATION REGARDING PARTICIPANTS

Endo and certain of its directors and executive officers may be deemed to be participants in any solicitation with respect to the proposed transaction under the rules of the SEC. Security holders may obtain information regarding the names and interests of Endo’s directors and executive officers in Endo Health Solutions Inc.’s (“EHSI”) Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 3, 2014, and Endo’s proxy statement for the 2014 Annual General Meeting of Shareholders, which was filed with the SEC on April 29, 2014. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC if and when they become available.

All trademarks, service marks, trade names, product names and logos appearing in this presentation are the property of their respective owners. Xiaflex®, Testim®, Testopel®, Stendra®, ErecAid® and Striant® and the related logos are the property of Auxilium. All other trademarks, service marks, trade names, product names and logos appearing in this presentation are the property of Endo

©2014 Endo Pharmaceuticals Inc. All rights reserved.

Forward-Looking Statements

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. These forward-looking statements include, but are not limited to, statements regarding Endo’s offer to acquire Auxilium, its financing of the proposed transaction, its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Statements including words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plan,” “will,” “may,” “look forward,” “intend,” “guidance,” “future” or similar expressions are forward-looking statements. Because these statements reflect our current views, expectations and beliefs concerning future events, these forward-looking statements involve risks and uncertainties. Although Endo believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, readers should not place undue reliance on them, or any other forward looking statements or information in this communication. Investors should note that many factors, as more fully described in the documents filed by Endo with the SEC and with securities regulators in Canada on the System for Electronic Document Analysis and Retrieval (“SEDAR”), including under the caption “Risk Factors” in EHSI’s Form 10-K and Endo’s Form 10-Q and Form 8-K filings, as applicable, and as otherwise enumerated herein or therein, could affect Endo’s future financial results and could cause Endo’s actual results to differ materially from those expressed in forward-looking statements contained in this communication. Important factors that, individually or in the aggregate, could cause our actual results to differ materially from expected and historical results include, but are not limited to: • the ultimate outcome of any possible transaction between Endo and Auxilium, including the possibilities that Endo will not pursue a transaction with Auxilium and that Auxilium will reject a transaction with Endo; • if a transaction between Endo and Auxilium were to occur, the ultimate outcome and results of integrating the operations of Endo and Auxilium, the ultimate outcome of Endo’s operating strategy applied to Auxilium and the ultimate ability to realize synergies; • the effects of the business combination of Endo and Auxilium, including the combined company’s future financial condition, operating results, strategy and plans; • if a transaction between Endo and Auxilium were to occur, our ability to achieve significant upside potential for shareholders by accelerating the growth of Xiaflex®, Testim® and other products of the resultant combined company; • our ability to sustain and grow revenues and cash flow from operations in our markets and to maintain and grow our customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets; • the impact of competition from other market participants; • the development and commercialization of new products; • the effects of governmental regulation on our business or potential business combination transaction; • the availability and access, in general, of funds to meet our debt obligations prior to or when they become due and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets; • our ability to comply with all covenants in our indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions; and • the risks and uncertainties detailed by Auxilium with respect to its business as described in its reports and documents filed with the SEC.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirely by this cautionary statement. These forward-looking statements speak only as of the date hereof. Endo assumes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise, except as may be required under applicable securities law.

©2014 Endo Pharmaceuticals Inc. All rights reserved.

Proposed Transaction Overview

Proposed Price: $28.10 per share in cash and stock

Transaction Value: $2.2 billion

Premium:

25% to Auxilium’s closing price on September 12, 2014 42% to Auxilium’s average closing price for previous 30 days

Consideration: Approximately equal mix of cash and Endo stock

Financing: Endo intends to fund transaction through combination of existing cash on hand and debt financing

©2014 Endo Pharmaceuticals Inc. All rights reserved.

Endo’s Proposal is Value Creating for Auxilium Shareholders

Endo’s proposal provides Auxilium shareholders:

Substantial premium and immediate cash value

Opportunity to participate in significant upside potential of a leading global specialty healthcare company

The combination of Endo and Auxilium would:

Create opportunity to maximize value of Auxilium’s products by leveraging strengths of combined company

Enhance the long term organic growth for combined branded pharmaceutical business

Expand R&D capabilities and development programs

Generate significant synergy opportunities in addition to Auxilium’s announced restructuring

Create company with enhanced financial flexibility, proven M&A platform and established corporate structure

©2014 Endo Pharmaceuticals Inc. All rights reserved.

Substantial Value for Auxilium Shareholders

Offer Price Premium

Endo offer price of $28.10 per share, mix of cash and stock

44% 42%

35%

28%

25% 24%

Premium to 9/12/14 Close Premium to 30 Day VWAP Premium to 60 Day VWAP Premium to 180 Day VWAP Premium to 360 Day VWAP Premium to 720 Day VWAP

Endo’s proposal represents substantial premium for Auxilium shareholders

©2014 Endo Pharmaceuticals Inc. All rights reserved.

Demonstrated Record of Value Enhancing Transactions

Paladin Labs for cash and stock in November 2013

Expand global footprint into Canada and emerging markets

Establish Irish domicile for advantaged corporate platform

Boca Pharmacal in August 2013 and DAVA Pharmaceuticals in June 2014

Add significant near-term EBITDA and cash flow from operations to support future M&A

Expand generics R&D platform supporting long term organic growth

Grupo Farmaceutico Somar in April 2014

Add platform for organic growth in emerging markets with established commercial footprint, manufacturing capabilities and pipeline of products

Sumavel® DosePro® in April 2014

Leverage commercial capabilities and Ireland-based platform

©2014 Endo Pharmaceuticals Inc. All rights reserved.

Combination Aligns with Endo’s Strategic Direction

Endo executing strategic plan to enhance shareholder value:

Meeting or exceeding financial targets

Maximizing the growth potential of core businesses

Continued investment in de-risked R&D

Lean and efficient operating model

Pursuing accretive value creating M&A that delivers compelling financial returns and future organic growth options

Value creating combination

Addition of Auxilium’s Xiaflex® and other products complements Endo’s branded pharmaceuticals portfolio

Opportunity for Xiaflex® in potential new indications supports long term organic growth

Combined companies will have broad range of therapeutic options in men’s health

Enhanced operating efficiencies

Combination will enhance value for both Auxilium and Endo shareholders

©2014 Endo Pharmaceuticals Inc. All rights reserved.

Compelling Strategic Rationale

Auxilium’s 12 FDA-approved products in urology, orthopedics, and other areas are natural complements to men’s health and pain products in Endo’s branded pharmaceuticals portfolio

Endo expects to optimize Auxilium’s portfolio of products by leveraging scale, competencies and resources

Drive increased adoption and continued strong performance for Auxilium’s Xiaflex®

Support development of Xiaflex® for potential new indications

Optimize Auxilium’s broader portfolio

Combined company will be well positioned to drive organic growth for branded pharmaceuticals business

Highly complementary portfolio to maximize the value of Auxilium’s commercial products

©2014 Endo Pharmaceuticals Inc. All rights reserved.

Select Highlights of Complementary Product Portfolio

Men’s Health / Urology Orthopedics / Pain Other Specialty

©2014 Endo Pharmaceuticals Inc. All rights reserved.

Strong Pro Forma Financial Profile

Enhanced near and long term revenue growth profile

Significant synergy opportunity leads to improved operating margins

Robust financial returns that are well in excess of combined cost of capital

Immediate accretion and enhanced cash flows provides balance sheet flexibility and rapid de-levering

Deal structure enables continued execution of Endo’s strategy

Synergies driven by complementary nature of companies’ product portfolios and geographic locations

Synergies would be in addition to $75M reduction in annual operating expenses announced by Auxilium on September 9, 2014, as part of Auxilium’s recently announced corporate restructuring initiative

©2014 Endo Pharmaceuticals Inc. All rights reserved.

Endo Prepared to Engage

Endo’s proposal provides Auxilium shareholders:

Substantial premium and immediate cash value

Opportunity to participate in significant upside potential of a leading global specialty healthcare company

The combination of Endo and Auxilium would:

Create opportunity to maximize value of Auxilium’s products by leveraging strengths of combined company

Enhance the long term organic growth for combined branded pharmaceutical business

Expand R&D capabilities and development programs

Generate significant synergy opportunities in addition to Auxilium’s announced restructuring

Create company with enhanced financial flexibility, proven M&A platform and established corporate structure

Proposal subject to the completion of due diligence review and negotiation of mutually acceptable definitive transaction agreements containing customary closing conditions

©2014 Endo Pharmaceuticals Inc. All rights reserved.

Endo—Auxilium: Compelling Business Combination

Endo Presents a Value Creating Proposal

September 16, 2014

©2014 Endo Pharmaceuticals Inc. All rights reserved.